                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934

                              Egghead.com, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of class of securities)

                                282330-10-9
--------------------------------------------------------------------------------
                               (CUSIP Number)


               S. Jerrold Kaplan                Horace L. Nash, Esq.
                  Onsale, Inc.                   Fenwick & West LLP
          1350 Willow Road, Suite 100           Two Palo Alto Square
          Menlo Park, California 94025      Palo Alto, California 94306
                (650) 470-2400                     (650) 494-0600
--------------------------------------------------------------------------------
         (Name, address and telephone number of persons authorized to receive notices and communications)


                                July 13, 1999
--------------------------------------------------------------------------------
           (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                SCHEDULE 13D

------------------------------------
CUSIP No. 282330-10-9
-------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Onsale, Inc.    77-0408319
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [_]
                                                           (b)  [_]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)  [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
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                                7  SOLE VOTING POWER
            NUMBER                 6,123,718 (1)
              OF               -------------------------------------------------
            SHARES              8  SHARED VOTING POWER
         BENEFICIALLY              1,522,148 (2)
             OWNED             -------------------------------------------------
              BY                9  SOLE DISPOSITIVE POWER
             EACH                  6,123,718 (1)
           REPORTING           -------------------------------------------------
            PERSON             10  SHARED DISPOSITIVE POWER
             WITH                  Not Applicable
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,645,866 (1)(2)
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.7% (3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
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(1)  If the Option (defined in Item 4 below) becomes exercisable and is exercised in full, Onsale will have sole voting power with respect to that number of shares equal to 19.9% of the outstanding shares of Egghead common stock at the time of exercise. Based upon the 30,772,457 shares of Egghead common stock outstanding as of July 13, 1999 (as represented by Egghead in the Merger Agreement, which is defined in Item 4), the Option would be subject to 6,123,718 shares of

     Egghead common stock. Unless and until the Option is exercised, Onsale is not entitled to any rights as a shareholder of Egghead as to the shares of Egghead common stock covered by the Option. The Option will only become exercisable if certain conditions are triggered (see Item 4). As of the date of this Statement, none of these conditions had been triggered. Onsale disclaims beneficial ownership of the shares of Egghead common stock subject to the Option unless and until Onsale acquires the shares by exercising the Option.

(2) 1,522,148 shares of Egghead common stock (as of July 6, 1999, as represented to us by Egghead) are subject to the Voting Agreements entered into between Onsale and certain officers and directors of Egghead (see Item 4 and Schedule B). Under the Voting Agreements, these shareholders agree to vote in favor of the Merger and certain related matters and to waive certain rights, but they retain voting rights with respect to all other matters. Onsale expressly disclaims beneficial ownership of any of the shares of Egghead common stock subject to the Voting Agreements. Based on the number of shares of Egghead common stock outstanding as of July 13, 1999 (as represented by Egghead in the Merger Agreement), the number of shares of Egghead common stock subject to these Voting Agreements represents approximately 4.9% of the outstanding shares of Egghead common stock.

(3) This percentage is based on 36,896,175 shares of Egghead common stock outstanding, after giving effect to the 6,123,718 shares that would be issued if the Option had become exercisable and had been exercised on July 13, 1999.

ITEM 1.      SECURITY AND ISSUER

             This statement on Schedule 13D (this "Statement") relates to the common stock of Egghead.com, Inc., a Washington corporation ("Egghead" or the "Issuer"). The principal executive offices of Egghead are located at 521 S.E. Chkalov Drive, Vancouver, Washington 98683.

ITEM 2.      IDENTITY AND BACKGROUND

             This Statement is filed on behalf of Onsale, Inc., a Delaware corporation ("Onsale"). Onsale is an Internet retailer selling retail and wholesale goods to businesses, resellers and consumers. The address of Onsale's principal business and principal office is 1350 Willow Road, Suite 100, Menlo Park, California 94025.

             Please refer to Schedule A to this Statement for information pursuant to Item 2 (a), (b) and (c) with respect to each director and executive officer of Onsale.

             During the last five years, neither Onsale nor, to Onsale's knowledge, any person named in Schedule A to this Statement has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             To Onsale's knowledge, except for John E. Labbett, who is a citizen of Great Britain, each of the individuals identified on Schedule A to this Statement is a citizen of the United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             As an inducement for Onsale to enter into the Merger Agreement, Egghead and Onsale entered into the Option Agreement, under which Egghead granted the Option to Onsale (see Item 4). The Option was negotiated as a material term of the overall transaction, and Onsale did not pay additional consideration to Egghead for the Option. The Option becomes exercisable if certain conditions are triggered (see Item 4). If the Option becomes exercisable and Onsale elects to exercise the Option, Onsale anticipates that it will use working capital to pay the exercise price of $12.06 per share. Please refer to Item 4(a)-(b).

             As a further inducement for Onsale to enter into the Merger Agreement, certain officers and directors of Egghead entered into the Voting Agreements with Onsale (see Item 4). Onsale did not pay additional consideration to any of these shareholders in connection with the execution and delivery of the Voting Agreements.

ITEM 4.      PURPOSE OF TRANSACTION

     (a)-(b) Pursuant to an Agreement and Plan of Merger dated July 13, 1999 among Onsale, EO Corporation, a Washington corporation and wholly owned subsidiary of Onsale

             ("Merger Sub") and Egghead, Merger Sub will merge with and into Egghead, with Egghead to survive the Merger and to become a wholly owned subsidiary of Onsale (the "Merger"). The closing of the Merger is subject to several conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and approval by the Onsale stockholders and Egghead shareholders. Upon the closing of the Merger, Onsale will issue .565 share of its common stock in exchange for each outstanding share of Egghead common stock (the "Exchange Ratio"), and each outstanding option to purchase Egghead common stock issued under Egghead's stock option plans will be assumed by Onsale and converted into an option to purchase Onsale common stock according to the Exchange Ratio.

             As an inducement for Onsale to enter into the Merger Agreement, Egghead and Onsale entered into the Company Stock Option Agreement dated July 13, 1999 (the "Stock Option Agreement"), under which Egghead granted Onsale an option to acquire up to the number of shares of Egghead common stock equal to 19.9% of Egghead's outstanding common stock as of the date of exercise (the "Option"). The Option becomes exercisable if one or more of the following occurs:

                . Egghead's Board of Directors withdraws or amends its unanimous recommendation in favor of the Merger and the approval of the Merger Agreement;

                . Egghead fails to include in the proxy statement/prospectus concerning the Merger the unanimous recommendation of Egghead's Board of Directors in favor of the Merger and the approval of the Merger Agreement;

                . the Egghead Board of Directors fails to reaffirm this unanimous recommendation within 10 business days of a written request from Onsale following the public announcement of a "Company Acquisition Proposal" (defined in full in the Merger Agreement, but generally defined as an offer or proposal: (i) to acquire a 15% or greater interest in the voting securities of Egghead, (ii) to enter into any transaction resulting in a change in ownership of Egghead voting securities such that Egghead shareholders prior to the transaction would own less than 85% of the Egghead voting securities following the transaction, (iii) to acquire 50% or more of the assets of Egghead, or for Egghead to dispose of 50% or more its assets, or (iv) to dissolve Egghead);

                . the Egghead Board of Directors approves or publicly recommends any Company Acquisition Proposal;

                . Egghead enters into any agreement or commitment accepting any Company Acquisition Proposal;

                . any party unaffiliated with Onsale commences a tender or exchange offer relating to Egghead securities and Egghead does not send a notice to its shareholders in accordance with Rule 14e-2 under the Securities Act stating that it recommends rejection of the tender or exchange offer;

                . public announcement of an "Option Acquisition Proposal" (defined in full in the Option Agreement, but generally defined as an offer or proposal to acquire a 10% or greater interest in Egghead voting securities or assets, disposition by

                   Egghead of 10% or more of its assets or dissolution of Egghead), and one of the following events together with or following such Option Acquisition Proposal: (A) failure to get Egghead shareholder approval of the Merger Agreement and the Merger, (B) tender or exchange offer for 15% or more of the outstanding shares of Egghead common stock is commenced, or (C) Egghead fails to call and hold the Egghead shareholders' meeting to vote on the Merger by April 13, 2000; or

                . commencement of a solicitation seeking to alter the composition of Egghead's board of directors.

             The Option will terminate on the earliest to occur of: (i) the effective time of the Merger; (ii) termination of the Merger Agreement under Section 7.1(a) or (c) thereof; (iii) 14 months following the termination of the Merger Agreement under any other section thereof; or (iv) later in limited circumstances related to governmental clearance. Under the terms of the Option Agreement, Onsale must return any proceeds in connection with the sale or disposition of the Option or underlying securities in excess of 5% of the "Company Equity Value" (as defined in the Merger Agreement).

             As a further inducement for Onsale to enter into the Merger Agreement, certain officers and directors of Egghead (the "Shareholders") each entered into a Company Voting Agreement dated July 13, 1999 with Onsale (the "Voting Agreements"). Schedule B to this Statement sets forth the name of and number of shares of Egghead common stock beneficially owned by each Shareholder. Under the Voting Agreements, each of the Shareholders agreed to vote all of their shares of Egghead common stock, until the earlier of the effective time of the Merger or the valid termination of the Merger Agreement under Article VII thereof: (i) in favor of the Merger, the adoption and execution of the Merger Agreement and other transactions contemplated by the Merger Agreement; (ii) in favor of the waiver of any registration rights, rights of first refusal, first offer, co-sale or other similar rights under any agreement applicable to his or her Egghead shares. The Shareholders also waived all appraisal and dissenters' rights that they may acquire in connection with the Merger. Together with the Voting Agreements, each Shareholder delivered an irrevocable proxy to Onsale and certain of its officers granting them the right to vote his or her shares of Egghead common stock in favor of the matters referenced above. The Shareholders retain other rights with respect to their shares, including voting rights on other matters.

             The purpose of the transactions under the Merger Agreement, Stock Option Agreement and Voting Agreements are to enable Onsale and Egghead to consummate the Merger and other related transactions contemplated by these agreements.

     (c)     Not applicable.

     (d) Upon the closing of the Merger, the directors and officers of Merger Sub will become the directors and officers of Egghead (which will survive the Merger as a wholly owned subsidiary of Onsale) until their respective successors are duly elected or appointed and qualified, as applicable.

             Subject to approval of the Merger by the Onsale stockholders and Egghead shareholders, the board of directors of Onsale will consist of nine members, of which four members will be appointed by Onsale, four members will be appointed by Egghead and the other member will be selected mutually.

     (e) Other than as described in the Merger Agreement, the Option Agreement and the Voting Agreements, Onsale does not have any plans or proposals to materially change the present capitalization or dividend policy of Egghead.

     (f)     Not applicable.

     (g) The Articles of Incorporation and Bylaws of Egghead, as in effect immediately prior to the Merger, will remain in effect upon the closing of the Merger.

             Onsale plans to amend its Certificate of Incorporation upon the closing of the Merger to change its corporate name to Egghead.com, Inc. and make other changes in connection with the Merger.

     (h)-(i) Upon the closing of the Merger, Egghead common stock will be deregistered under the Act and delisted from the Nasdaq National Market. However, Onsale's common stock may trade under the ticker symbol EGGS.

     (j)     Not applicable.

             References to, and descriptions of, the Merger Agreement, the Stock Option Agreement and the Voting Agreements are qualified in their entirety be reference to the copies of these documents filed as exhibits to this Statement. These agreements are incorporated by reference into this Item 4 where these references and descriptions appear.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the Voting Agreements, Onsale may be deemed to be the beneficial owner of at least 1,522,148 shares of Egghead common stock, representing approximately 4.9% of the issued and outstanding shares of Egghead common stock outstanding as of July 13, 1999 (as represented by Egghead in the Merger Agreement). Other than the voting rights conferred by the Voting Agreements, Onsale is not entitled to any rights as a shareholder of Egghead as to these shares and disclaims beneficial ownership of these shares.

             In the event the Option becomes exercisable and is exercised in full, Onsale will become the beneficial owner of that number of shares of Egghead common stock equal to 19.9% of the outstanding shares of Egghead common stock at the time of exercise, which, based on the shares of Egghead common stock outstanding as of July 13, 1999 (as represented by Egghead in the Merger Agreement), currently equals 6,123,718 shares of Egghead common stock. Onsale disclaims beneficial ownership of the shares of Egghead common stock subject to the Option unless and until Onsale acquires such shares by exercising the Option.

             Bari Abdul currently is the beneficial owner of 3,000 shares of Egghead common stock, which is less than 1% of the Egghead common stock currently outstanding. To Onsale's knowledge, none of the other directors or officers of Onsale named in Item 2 beneficially own any shares of Egghead common stock.

     (b) Onsale may be deemed to have shared voting power over the 1,522,148 shares of Egghead common stock covered by the Voting Agreements. Onsale does not have the power to dispose of these shares. If Onsale acquires shares of Egghead common stock by exercising the Option, Onsale will acquire sole power to vote and dispose of these shares.

             Bari Abdul has sole power to vote and dispose of the shares of Egghead common stock of which he is the beneficial owner.

     (c) Onsale entered into the Merger Agreement, Option Agreement and Voting Agreements with Egghead and Egghead shareholders on July 13, 1999. To the knowledge of Onsale, no other transactions in Egghead common stock were effected during the past 60 days by the persons named in Item 5(a).

     (d) Onsale is not aware of the right of any other person to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Egghead common stock.

     (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             Onsale is a party to the Merger Agreement and the exhibits thereto, including the Stock Option Agreement, the Voting Agreements (and accompanying Irrevocable Proxies) and a stock option agreement for the benefit of Egghead. Onsale's directors and officers have entered into voting agreements with Egghead. Other than the foregoing, neither Onsale nor, to Onsale's knowledge, the other persons named in Item 2 to this Statement are a party to any contract, arrangement, understanding or relationship of the type specified by this Item 6 with respect to any Egghead securities.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

             The following documents are filed as exhibits hereto:

             1. Agreement and Plan of Merger, dated July 13, 1999, among Onsale, Merger Sub and Excite.*

             2. Company Stock Option Agreement dated July 13, 1999 between Egghead and Onsale, pursuant to which Onsale holds an option to purchase Egghead common stock.*

             3. Form of Company Voting Agreement entered into between Onsale and certain shareholders of Egghead on July 13, 1999, together with the form of Irrevocable Proxy delivered therewith.*

             * Incorporated by reference to exhibits to Onsale's current report on Form 8-K, filed with the Securities and Exchange Commission on July 23, 1999.

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 23, 1999                Onsale, Inc.


                                    By: /s/ John E. Labbett
                                       -----------------------------------------
                                       John E. Labbett
                                       Senior Vice President and Chief Financial
                                       Officer

                                 SCHEDULE A
                                 ----------

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Onsale. Unless otherwise indicated below, the business address of each such person is 1350 Willow Road, Suite 100, Menlo Park, California 94025.

                   Board of Directors
                   ------------------

Name and Business Address              Present Principal Occupation
-------------------------              ----------------------------
S. Jerrold Kaplan                      President and Chief Executive Officer, Onsale

Alan S. Fisher                         Chief Technical Officer, Vice President of Development and
                                       Operations, Onsale

Peter L. Harris                        Chairman, Chief Executive Officer and President,
1157 Triton Drive, Suite B             The Picture People, a family portrait studio chain
Foster City, CA 94404

Peter H. Jackson                       President and Chief Executive Officer,
25 Orinda Way                          Intraware, Inc., a developer and distributor of intranet
Orinda, CA 94563                       software tools and applications

Kenneth J. Orton                       Chief Strategist, E-Business,
234 Front Street                       Cognitiative, Inc., a planning, marketing and consulting
San Francisco, CA 94111                business for electronic commerce


                   Executive Officers
                   ------------------

Name and Business Address              Present Principal Occupation
-------------------------              ----------------------------
S. Jerrold Kaplan                      President and Chief Executive Officer, Onsale

Alan S. Fisher                         Chief Technical Officer,
                                       Vice President of Development and Operations, Onsale

Merle W. McIntosh                      Senior Vice President of Merchandise Acquisition, Onsale

John E. Labbett                        Senior Vice President and Chief Financial Officer, Onsale

Jeffrey F. Sheahan                     Chief Operating Officer, Onsale

Bari M. Abdul                          Vice President of Marketing, Onsale

                                  SCHEDULE B
                                  ----------

                   Shareholders Subject to Voting Agreements
             (as of July 6, 1999, as represented to us by Egghead)

                                                Shares
                                              Beneficially
Shareholder                                      Owned
-----------                                      -----
Jonathan W. Brodeur                              75,972

Tommy E. Collins                                125,600

C. Scott Gibson                                  12,450

Norman F. Hullinger                              80,833

James F. Kalasky                                 64,999

George P. Orban                               1,076,294

Eric P. Robison                                  22,250

Robert T. Wall                                   22,000

Karen L. White                                   12,000

Melvin A. Wilmore                                29,750

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